OSISKO REPORTS RECORD 2022 RESULTS

AND PROVIDES 2023 GUIDANCE AND 5-YEAR OUTLOOK

Record cash margin of $201.7 million

Record operating cash flows from continuing operations of $175.1 million

Montréal, February 23, 2023 - Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the fourth quarter and full year 2022, and provided guidance for 2023 as well as its updated 5-year growth outlook. Amounts presented are in Canadian dollars, except where otherwise noted.

2022 Financial Highlights

  Deconsolidation of Osisko Development Corp. ("Osisko Development") as of September 30, 2022 and presentation of its results as discontinued operations on the consolidated statements of loss and the consolidated statements of cash flows;

  89,367 GEOs1 earned, an annual record and an increase of 12% over 2021 (80,000 GEOs);

  Record revenues from royalties and streams of $217.8 million (2021 - $199.6 million; $224.9 million including offtakes);

  Record cash flows generated by operating activities from continuing operations of $175.1 million (2021 - $153.2 million);

  Record cash margin2 from royalties and streams of $201.7 million or 93% (2021 - $186.3 million or 93%; $187.2 million including offtakes);

  Net earnings from continuing operations of $85.3 million, or $0.47 per share (2021 - $76.6 million or $0.46 per basic share); and

  Record adjusted earnings2 of $111.3 million, or $0.62 per basic share (2021 - $94.4 million, $0.56 per basic share).

Q4 2022 Financial Highlights

  25,023 GEOs1 earned, a quarterly record (Q4 2021 - 19,830 GEOs);

  Record quarterly revenues from royalties and streams of $61.9 million (Q4 2021 - $50.7 million);

  Cash flows generated by operating activities from continuing operations of $48.5 million (Q4 2021 - $35.1 million);

  Record quarterly cash margin2 from royalties and streams of $57.2 million or 92% (Q4 2021 - $47.0 million or 93%);

  Net earnings from continuing operations of $22.4 million, or $0.12 per share (Q4 2021 - $21.2 million or $0.13 per basic share); and

  Record quarterly adjusted earnings2 of $34.9 million, or $0.19 per basic share (Q4 2021 - $23.8 million, $0.14 per basic share).

Sandeep Singh, President and CEO of Osisko commented: "As discussed in our Q4 2022 preliminary results release, Osisko had an exceptional year in 2022. We had successive quarters of record GEO deliveries, revenues and cash margins, we were active on several high-quality transactions, and returned capital to shareholders via dividends and share buy-backs. We continue to benefit from a sustained period of organic growth and we have simplified the business positioning Osisko to unlock significant value in 2023 for shareholders."

Other Highlights

  Bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million;

  Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of Osisko, entered into a revised binding agreement with Metals Acquisition Corp. ("MAC") with respect to a US$75.0 million silver stream to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia). Osisko Bermuda also entered into a backstop financing agreement with respect to an up to US$75.0 million copper stream;

  Osisko Bermuda entered into an agreement with Osisko Development, with respect to a metals stream on the Trixie property, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District;

  Acquired a 1.0% net smelter return ("NSR") royalty covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, for US$15.5 million ($20.3 million);

  Acquired a 0.6% NSR royalty for US$50.0 million ($67.2 million) covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold plc;

  Took up a 20% participation right in Carbon Streaming Corporation's Magdalena Bay Blue carbon project, expected to be one of the largest blue carbon conservation projects in the world. Osisko has funded US$1.2 million towards the development of the project and will receive a stream of approximately 40,000 carbon credits annually or 4% of annual production;

  Increased the accordion feature of the revolving credit facility from $100.0 million to $200.0 million and extended the maturity date to September 29, 2026;

  Repaid the $300 million convertible debentures that came to maturity, using $150.0 million from the cash balance and drew the credit facility for the same amount;

  Repurchased 1.7 million common shares for $22.1 million under the normal course issuer bid (average acquisition price of $13.06);

  Added Ms. Edie Hofmeister and Mr. Rob Krcmarov to the Board as independent directors; and

  Declared quarterly dividends totaling $0.22 per common share in 2022 compared to $0.21 per common share in 2021.

Subsequent to December 31, 2022

  Declared a quarterly dividend of $0.055 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

2023 Guidance and 5-Year Outlook

2023 Guidance

Osisko expects GEOs earned to range between 95,000 to 105,000 GEOs in 2023 at an average cash margin of 93%.

Osisko's 2023 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2023 guidance, deliveries of silver, diamond, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus prices and a gold/silver price ratio of 80:1. The 2023 guidance also forecasts the closing of the CSA Silver Stream in the second quarter of 2023, with an effective date of February 1, 2023.

5-Year Outlook3

Osisko expects its portfolio to generate between 130,000 and 140,000 GEOs in 2027. The outlook assumes the commencement of production at the San Antonio, Cariboo, Windfall and Back Forty projects. It also assumes that Mantos Blancos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions. Further, the outlook assumes that production from the Renard diamond stream will have ceased by 2027 (while there remain opportunities for mine life extensions under study by the operator), but such GEOs are expected to be largely replaced by initial production from other assets.

Beyond this growth profile, Osisko owns several other growth assets, which have not been factored in the 5-year outlook, as their timelines are either later, or less clear. As the operators provide further clarity on these assets, Osisko will seek to include them in its long-term outlook.

This 5-year outlook is based on publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets, and could differ materially from actual results . When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 75:1.

Q4 and Year-end 2022 Results Conference Call Details

Conference Call:	Friday, February 24th, 2023 at 10:00 am ET
Dial-in Numbers:	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 04967722
Replay (available until Friday, March 24th at 11:59 pm ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback passcode: 967722#
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021

Gold(i)	$1,727	$1,796	$1,800	$1,799
Silver(ii)	$21	$23	$22	$25

Exchange rate (US$/Can$)(iii)	1.3578	1.2603	1.3013	1.2535

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage), (ii) adjusted earnings  (loss) and (iii) adjusted earnings (loss) per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from continuing operations less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from continuing operations.

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Royalty interests
Revenues	40,038	34,502	144,066	140,279
Less: cost of sales (excluding depletion)	(283)	(233)	(1,055)	(551)
Cash margin (in dollars)	39,755	34,269	143,011	139,728

Depletion	(6,993)	(7,324)	(27,362)	(28,958)
Gross profit	32,762	26,945	115,649	110,770

Stream interests
Revenues	21,876	16,171	73,743	59,333
Less: cost of sales (excluding depletion)	(4,449)	(3,413)	(15,021)	(12,752)
Cash margin (in dollars)	17,427	12,758	58,722	46,581

Depletion	(7,052)	(4,940)	(23,993)	(19,135)
Gross profit	10,375	7,818	34,729	27,446

Royalty and stream interests Total cash margin (in dollars)	57,182	47,027	201,733	186,309
Divided by: total revenues	61,914	50,673	217,809	199,612
Cash margin (in percentage of revenues)	92.4%	92.8%	92.6%	93.3%

Offtake interests
Revenues	-	-	-	25,265
Less: cost of sales (excluding depletion)	-	-	-	(24,343)
Cash margin (in dollars)	-	-	-	922
Cash margin (in percentage of revenues)	-%	-%	-%	3.6%

Depletion	-	-	-	(268)
Gross profit	-	-	-	654

Total - Gross profit	43,137	34,763	150,378	138,870

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	22,408	21,233	85,285	76,627

Adjustments:
Impairment of royalty, stream and other interests	1,818	650	1,818	2,938
Impairment of investments	1,181	-	2,361	2,112
Foreign exchange loss (gain)	2,822	4	(19,907)	186
Unrealized net loss (gain) on investments	1,024	(6,143)	13,196	(14,403)
Share of loss of associates	2,246	883	1,863	2,246
Deferred income tax expense	3,427	7,181	26,688	24,695

Adjusted earnings	34,926	23,808	111,304	94,401

Weighted average number of common shares outstanding (000's)	184,265	167,924	180,398	167,786

Adjusted earnings per basic share	0.19	0.14	0.62	0.56

(3) 5-year Outlook

The 5-year outlook presented in this press release replaces the 5-year outlook previously released in 2022. Investors should not use this 5-year outlook to extrapolate forecast results to any year within the 5-year period (2023-2027).

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; with respect to external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition; with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko or (b) the integration of acquired assets.  The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Corporation's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2022	2021
	$	$

Assets

Current assets

Cash	90,548	115,698
Amounts receivable	11,700	14,691
Inventories	-	18,596
Other assets	2,546	3,941
	104,794	152,926

Non-current assets

Investments in associates	319,763	125,354
Other investments	73,504	169,010
Royalty, stream and other interests	1,378,253	1,154,801
Mining interests and plant and equipment	6,947	635,655
Exploration and evaluation	-	3,635
Goodwill	111,204	111,204
Other assets	1,836	18,037
	1,996,301	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities	6,825	30,049
Dividends payable	10,121	9,157
Provisions and other liabilities	921	12,179
Current portion of long-term debt	-	294,891
	17,867	346,276

Non-current liabilities

Provisions and other liabilities	6,701	60,334
Long-term debt	147,950	115,544
Deferred income taxes	86,572	68,407
	259,090	590,561

Equity

Share capital	2,076,070	1,783,689
Warrants	-	18,072
Contributed surplus	77,295	42,525
Equity component of convertible debentures	-	14,510
Accumulated other comprehensive income	47,435	58,851
Deficit	(463,589)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,737,211	1,634,605
Non-controlling interests	-	145,456
Total equity	1,737,211	1,780,061
	1,996,301	2,370,622

Osisko Gold Royalties Ltd
Consolidated Statements of Loss
For the three months and the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended December 31,		Years ended December 31,
	2022	2021	2022	2021
	$	$	$	$

Revenues	61,914	50,673	217,809	224,877

Cost of sales	(4,732)	(3,646)	(16,076)	(37,646)
Depletion	(14,045)	(12,264)	(51,355)	(48,361)
Gross profit	43,137	34,763	150,378	138,870

Other operating expenses
General and administrative	(5,254)	(4,704)	(20,216)	(19,610)
Business development	(1,491)	(1,130)	(5,375)	(4,168)
Impairment of royalty interests	(1,818)	(650)	(1,818)	(2,938)
Operating income	34,574	28,279	122,969	112,154
Interest income	3,747	1,098	9,767	4,292
Finance costs	(5,390)	(5,989)	(22,339)	(23,838)
Foreign exchange (loss) gain	(2,865)	59	20,146	(133)
Share of loss of associates	(2,246)	(883)	(1,863)	(2,246)
Other (losses) gains, net	(2,205)	6,176	(15,557)	12,324
Earnings before income taxes	25,615	28,740	113,123	102,553
Income tax expense	(3,207)	(7,507)	(27,838)	(25,926)
Net earnings from continuing operations	22,408	21,233	85,285	76,627
Net loss from discontinued operations	-	(56,456)	(268,475)	(133,302)
Net earnings (loss)	22,408	(35,223)	(183,190)	(56,675)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	22,408	(21,184)	(118,754)	(23,554)
Non-controlling interests	-	(14,039)	(64,436)	(33,121)

Net earnings per share from continuing operations
Basic and diluted	0.12	0.13	0.47	0.46

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	0.12	(0.13)	(0.66)	(0.14)

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months and the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended December 31,		Years ended December 31,

	2022	2021	2022	2021
	$	$	$	$

Operating activities
Net earnings from continuing operations	22,408	21,233	85,285	76,627
Adjustments for:
Share-based compensation	2,109	2,096	7,119	7,729
Depletion and amortization	14,307	12,553	52,415	49,422
Impairment of assets	2,999	650	4,179	5,050
Finance costs	2,007	1,807	7,340	6,973
Share of loss of associates	2,246	883	1,863	2,246
Net gain on acquisition of investments	-	-	(48)	(7,416)
Change in fair value of financial assets and liabilities at fair value through profit and loss	1,024	(6,143)	16,848	(6,987)
Net gain on dilution of investments	-	-	(3,604)	-
Foreign exchange loss (gain)	2,822	4	(19,907)	186
Deferred income tax expense	3,427	7,180	26,688	24,695
Other	32	13	116	107
Net cash flows provided by operating activities before changes in non-cash working capital items	53,381	40,276	178,294	158,632
Changes in non-cash working capital items	(4,857)	(5,157)	(3,231)	(5,413)
Net operating cash flows provided by continuing operations	48,524	35,119	175,063	153,219
Net operating cash flows used by discontinued operations	-	(22,348)	(65,116)	(47,124)
Net cash flows provided by operating activities	48,524	12,771	109,947	106,095

Investing activities
Net disposal of short-term investments	-	-	2,960	3,501
Acquisition of investments	(4,298)	(4,610)	(12,472)	(35,419)
Proceeds from disposal of investments	-	3,007	-	7,882
Acquisitions of royalty and stream interests	(91,846)	(22,249)	(124,209)	(90,980)
Cash balance of Osisko Development Corp. at the time of deconsolidation	-	-	(133,138)	-
Other	-	80	(18)	(40)
Net investing cash flows used by continuing operations	(96,144)	(23,772)	(266,877)	(115,056)
Net investing cash flows used by discontinued operations	-	(18,655)	(114,984)	(156,982)
Net cash flows used in investing activities	(96,144)	(42,427)	(381,861)	(272,038)

Financing activities
Bought deal equity financing	-	-	311,962	-
Share issue costs	-	-	(13,941)	-
Increase in long-term debt	147,833	-	147,833	50,000
Repayment of long-term debt	(300,000)	-	(413,120)	(50,000)
Exercise of share options and shares issued under the share purchase plan	3,330	1,353	4,387	14,544
Normal course issuer bid purchase of common shares	(805)	(290)	(22,135)	(30,791)
Dividends paid	(9,681)	(8,719)	(37,929)	(32,464)
Capital payments on lease liabilities	(222)	(212)	(874)	(834)
Withholding taxes on settlement of restricted and deferred share units	-	(133)	(2,224)	(3,715)
Other	-	3	(555)	(1,079)
Net financing cash flows used by continuing operations	(159,545)	(7,998)	(26,596)	(54,339)
Net financing cash flows provided by discontinued operations	-	2,431	245,833	34,738
Net cash flows (used in) provided by financing activities	(159,545)	(5,567)	219,237	(19,601)

Decrease in cash before effects of exchange rate changes	(207,165)	(35,233)	(52,677)	(185,544)
Effects of exchange rate changes on cash
Continuing operations	(2,829)	(852)	21,008	(920)
Discontinued operations	-	(172)	6,519	(362)
Net decrease in cash	(209,994)	(36,247)	(25,150)	(186,826)
Cash - beginning of period	300,542	151,945	115,698	302,524
Cash - end of period	90,548	115,698	90,548	115,698